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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

IGI, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
449575109
(CUSIP Number)
Stephen Morris
66 Navesink Avenue
Rumson, New Jersey 07760
Telephone: (732) 741-7846
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy To:
William A. Despo, Seiden Wayne LLC, 2 Penn Plaza East,
Newark, New Jersey 07105
973-491-3600

Various
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) STEPHEN MORRIS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)\ ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 550,372*
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,411,123*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 550,372*
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,411,123*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,961,495*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.5%
14	TYPE OF REPORTING PERSON IN
* Excludes 200 shares held by Xenia Morris. Also excludes 50,310 shares owned by Leah Morris, 53,775 shares owned by Stephanie Morris and 56,680 shares owned by Ellen Morris, of which Mr. Morris disclaims beneficial ownership.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) XENIA MORRIS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 200*
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,411,123*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 200*
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,411,123*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,411,323
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%
14	TYPE OF REPORTING PERSON IN
* Excludes options to purchase 117,017 shares held by Stephen Morris and 433,355 shares held by Stephen Morris, spouse of Xenia Morris. Also excludes 50,310 shares owned by Leah Morris, 53,775 shares owned by Stephanie Morris and 56,680 shares owned by Ellen Morris, of which Mr. Morris disclaims beneficial ownership.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) LEAH MORRIS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 50,310
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 50,310
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) STEPHANIE MORRIS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 53,775
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 53,775
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,775
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) ELLEN MORRIS.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 56,680
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 56,680
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,680
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D - Amendment No. 2

On or about December 29, 1997 Stephen Morris, Xenia Morris, Leah Morris, Ellen Morris and Stephanie Morris and others filed Amendment No. 1 to Schedule 13D with the Commission in paper format. This Amendment No. 2 amends and restates such filing without exhibits.

 Item 1. Security and Issuer

This Schedule 13D relates to the common stock (the "common stock") of IGI, Inc. (the "issuer" or the “Company”). The principal executive offices of the issuer are located at 105 Lincoln Avenue, Buena, NJ 08310.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed on behalf of Steven J. Morris and his spouse Xenia Morris, and their adult children Stephanie Morris, Leah Morris and Ellen Morris. Stephen Morris, Xenia Morris, Ellen Morris, Stephanie Morris and Leah Morris are sometimes referred to as the Morris Family. The inclusion of Leah Morris, Ellen Morris and Stephanie Morris in the group is precautionary as there is not agreement between them and their parents with respect to the securities of the issuer.

(b) Stephen Morris’s and Xenia Morris’s principal address is 66 Navesink Avenue, Rumson, NJ 07760. The address of Ellen Morris, Stephanie Morris and Leah Morris is 66 Navesink Avenue, Rumson, NJ 07760.

(c) Stephen Morris’s principal occupation is an investor. He is also a member of the Board of Directors of the issuer. Xenia Morris is retired. Leah Morris’s principal occupation has been hotel management. Stephanie Morris’s principal occupation is a medical doctor. Ellen Morris’s principal occupation is a teacher.

(d) During the last five (5) years no member of the Morris Family has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors)

(e) During the last five years no member of the Morris Family has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any of them being subject to a judgment decree or final order in joining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

(e) All members of the Morris Family are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

All funds used to purchase securities reported by the Morris Family were provided from the personal funds of Stephen and Xenia Morris. In this categorization of personal funds included are shares and options issued by the Company as compensation to Mr. Morris for service as a director. The aggregate purchase price of the 3,122,460 shares of Common Stock (including options) acquired by the Morris Family for their benefit is estimated to be approximately $11,969,282 and is approximately 23.7% of the outstanding shares of Common Stock of the Company (calculated in accordance with Rule 13d-3).

Item 4. Purpose of Transaction.

Stephen and Xenia Morris seek to enhance the value of the Company. However, they have not formulated definitive plans. Mr. Morris is a director of the Company and may use his voting interest to remain a director.

Mr. Morris may purchase additional shares of the issuer in the immediate future; he, however, does not presently have the intention to substantially increase his ownership in the Company. Notwithstanding the foregoing, Morris reserves the right to and may in the future change his position with respect to this investment.

Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals which relate or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)-(b) Stephen Morris owns and control shares, representing 22.5% of the outstanding shares of Common Stock. This includes 433,355 shares of Common Stock held by Stephen Morris, presently exercisable options to purchase 117,017 shares of common stock held by Mr. Morris, 2,411,123 shares jointly held with Xenia Morris (with which Stephen Morris and Xenia Morris have shared voting and shared dispositive power). Xenia Morris owns and controls shares representing 18.5% of the Common Stock. These include 200 shares of common stock held by Xenia Morris and 2,411,123 shares jointly held with Stephen Morris. Xenia Morris and Stephen Morris may each be deemed to have sole voting and sole dispositive power with respect to all shares (other than jointly held shares) held by the other, however Xenia Morris’s shares have not been included in Stephen Morris ‘s totals and Stephen Morris’s shares have not been included in Xenia Morris’s totals. The 2,411,123 shares held jointly by Stephen and Xenia Morris have been included as shares in which they share voting and dispositive power.

Mr. and Mrs. Morris disclaim beneficial ownership of an aggregate of approximately 160,765 shares held in the aggregate by their daughters, Leah Morris (50,310 - 0.4%), Stephanie Morris (53,775 - 0.4%) and Ellen Morris (56,680 - 0.4%). Shares held by Ellen, Leah and Stephanie Morris were controlled by Stephen Morris prior to their reaching the age of majority. If such shares were included in Stephen Morris’s totals, Stephen Morris would own approximately 23.7% of the outstanding shares of Common Stock of the Company and if such shares were included in Xenia Morris’s totals, Xenia Morris would own approximately 19.7% of the outstanding shares of Common Stock of the Company.

In 2005 approximately 40,000 shares held by the Saint George Greek Orthodox Church of Asbury Park, New Jersey ("Church"), which were managed for the Church by Mr. Morris were moved to the management of a broker/investment advisor. St. George had acquired its shares from Mr. Morris and others in 1997 and 1998, including approximately 5,990 shares in 1997 or 1998 from a foundation (the “Foundation”) controlled by Mr. Morris. In addition Mr. Morris is entitled to receive common stock for service as a director. The Company has not issued such shares since the fourth quarter of 2003. If such shares were issued Mr. Morris estimates he would be entitled to receive between 10,000 to 14,000 shares of IGI common stock and thereby raise his ownership percentage to between 22.5% and 22.6%.

The percentage calculations in this 13-D are based on 13,064,110 shares of the Company’s Common Stock outstanding (prior to adjustments mandated by Rule 13d-3 of the Exchange Act, in the case of Mr. Morris’s holdings).

(c) Transactions since August 17, 2005.

In December 2005, options to purchase 25,000 shares of common stock at an exercise price of $1.29 per share issued to Mr. Morris in January 3, 2005 for service as director became fully vested.

On December 15, 2005, Steve Morris acquired 133,333 shares and a warrant to purchase 26,666 shares exercisable at .90 per share from the Company for total consideration of $100,000 in a private placement.

On June 29, 2005, Steve Morris exercised the above-mentioned warrant and acquired 26,666 shares in his individual name.

Schedule A attached hereto sets forth transactions which were effected by the Morris Family since the last 13D/A was filed on December 29, 1997.

(d)-(e) not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2007

/s/ Stephen Morris
Stephen Morris

/s/ Xenia Morris
Xenia Morris

/s/ Stephanie Morris
Stephanie Morris

/s/ Leah Morris
Leah Morris

/s/ Ellen Morris
Ellen Morris

Exhibit A

Transactions Since 12/17/1997

Acquisition or Disposition	Type of Account	Date		Number of Shares		Price (Exercise Price if Option)		Date Option Exercisable, if Option	Comments

A	Xenia & Stephen Morris	12/17/1997		3,000		4.25
A	Xenia & Stephen Morris	12/18/1997		1,000		4.25
A	Xenia & Stephen Morris	12/18/1997		500		4.125
A	Xenia & Stephen Morris	12/19/1997		2,000		4.125
A	Xenia & Stephen Morris	12/19/1997		500		4.25
A	Xenia & Stephen Morris	12/22/1997		1,400		4.125
A	Xenia & Stephen Morris	12/23/1997		500		4.125
A	Xenia & Stephen Morris	12/24/1997		5,000		4.125
A	Xenia & Stephen Morris	12/24/1997		1,500		4.062
A	Xenia & Stephen Morris	12/26/1997		200		4.125
A	Xenia & Stephen Morris	12/29/1997		7,000		4.125
A	Xenia & Stephen Morris	12/29/1997		500		4.25
A	Xenia & Stephen Morris	12/30/1997		5,000		4
A	Xenia & Stephen Morris	12/31/1997		5,300		3.875
A	Xenia & Stephen Morris	12/31/1997		500		3.75
A	Xenia & Stephen Morris	12/31/1997		200		3.937
A	Church	12/31/1997	*	38,000	*	By Gift			Gift from Foundation, Morris and others
D	Foundation	12/31/1997	*	-5,880	*
D	Stephen Morris	12/31/1997	*	-25,000	*	Gift to Church
A	Xenia & Stephen Morris	1/2/1998		1,000		3.925
A	Xenia & Stephen Morris	1/2/1998		200		3.875
A	Xenia & Stephen Morris	1/5/1998		2,000		3.937
A	Xenia & Stephen Morris	1/5/1998		1,000		4
A	Xenia & Stephen Morris	1/6/1998		1,000		3.937
A	Xenia & Stephen Morris	1/7/1998		2,000		4
A	Xenia & Stephen Morris	1/7/1998		2,000		4.118
A	Xenia & Stephen Morris	1/8/1998		2,000		4.125
A	Xenia & Stephen Morris	1/8/1998		2,000		4.187
A	Xenia & Stephen Morris	1/9/1998		2,000		4.156
A	Xenia & Stephen Morris	1/13/1998		5,000		3.937
A	Xenia & Stephen Morris	1/14/1998		2,000		3.875
A	Xenia & Stephen Morris	1/16/1998		4,000		4
A	Xenia & Stephen Morris	1/23/1998		1,600		3.812
A	Xenia & Stephen Morris	1/27/1998		1,000		3.687
A	Xenia & Stephen Morris	1/27/1998		200		3.812
A	Xenia & Stephen Morris	1/28/1998		1,100		3.812
A	Xenia & Stephen Morris	1/28/1998		1,000		3.875
A	Xenia & Stephen Morris	1/29/1998		1,000		3.937
A	Xenia & Stephen Morris	2/2/1998		4,500		3.625
A	Xenia & Stephen Morris	2/2/1998		3,500		3.75
A	Xenia & Stephen Morris	2/2/1998		2,000		3.812
A	Xenia & Stephen Morris	2/2/1998		1,000		3.687
A	Xenia & Stephen Morris	2/3/1998		2,500		3.625
A	Xenia & Stephen Morris	2/3/1998		1,500		3.5
A	Xenia & Stephen Morris	2/4/1998		6,500		4
A	Xenia & Stephen Morris	2/6/1998		1,000		4
A	Xenia & Stephen Morris	2/11/1998		500		3.937
A	Xenia & Stephen Morris	2/12/1998		6,000		4
A	Xenia & Stephen Morris	2/12/1998		1,000		4.062
A	Xenia & Stephen Morris	2/19/1998		4,000		3.937
A	Xenia & Stephen Morris	2/19/1998		2,900		3.875
A	Xenia & Stephen Morris	2/23/1998		1,000		3.812
A	Xenia & Stephen Morris	2/23/1998		500		3.687
A	Xenia & Stephen Morris	2/25/1998		2,500		3.875
A	Xenia & Stephen Morris	2/26/1998		10,000		3.937
A	Xenia & Stephen Morris	3/4/1998		1,000		3.937
A	Xenia & Stephen Morris	3/6/1998		2,000		3.812
A	Xenia & Stephen Morris	3/10/1998		1,800		3.812
A	Xenia & Stephen Morris	3/13/1998		2,000		3.687
A	Xenia & Stephen Morris	3/16/1998		3,000		3.625
A	Xenia & Stephen Morris	3/16/1998		2,100		3.5
A	Xenia & Stephen Morris	3/17/1998		3,500		3.5
A	Xenia & Stephen Morris	3/17/1998		1,200		3.437
A	Xenia & Stephen Morris	3/17/1998		1,000		3.375
A	Xenia & Stephen Morris	3/19/1998		500		3.125
A	Xenia & Stephen Morris	3/19/1998		100		3.187
A	Xenia & Stephen Morris	3/20/1998		1,200		3.25
A	Xenia & Stephen Morris	3/20/1998		1,000		3.312
A	Xenia & Stephen Morris	3/23/1998		4,400		3
A	Xenia & Stephen Morris	3/23/1998		3,800		3.25
A	Xenia & Stephen Morris	3/23/1998		1,000		3.125
A	Xenia & Stephen Morris	3/23/1998		1,000		3.187
A	Xenia & Stephen Morris	3/23/1998		100		3.062
A	Xenia & Stephen Morris	3/24/1998		3,000		3
A	Xenia & Stephen Morris	3/24/1998		2,300		2.875
A	Xenia & Stephen Morris	3/24/1998		500		2.937
A	Xenia & Stephen Morris	3/25/1998		3,200		2.937
A	Xenia & Stephen Morris	3/25/1998		2,000		3
A	Xenia & Stephen Morris	3/25/1998		800		2.875
A	Xenia & Stephen Morris	3/26/1998		2,700		3.25
A	Stephanie Morris	9/11/1998		6,400		1.875	*
A	Ellen Morris	9/11/1998		5,800		1.875	*
A	Leah Morris	9/11/1998		5,800		1.875	*
A	Leah Morris	9/11/1998		2,000		1.875	*
A	Leah Morris	9/16/1998		600		1.875	*
A	Stephanie Morris	9/16/1998		750		1.875	*
A	Ellen Morris	9/16/1998		3,000		1.875	*
A	Xenia & Stephen Morris	9/18/1998		3,000		1.875
A	Xenia & Stephen Morris	9/21/1998		4,000		1.5
A	Xenia & Stephen Morris	9/22/1998		10,500		1.812
A	Xenia & Stephen Morris	9/22/1998		2,000		1.875
A	Xenia & Stephen Morris	9/22/1998		1,000		1.937
A	Xenia & Stephen Morris	9/23/1998		4,200		2.437
A	Xenia & Stephen Morris	9/23/1998		1,800		2.5
A	Stephen Morris	3/4/1999		40,000		2	*
A	Leah Morris	4/12/1999		3,000		3	*
A	Ellen Morris	4/12/1999		3,000		3	*
A	Stephanie Morris	4/12/1999		3,000		3	*
A	Ellen Morris	10/8/1999		900		3	*
A	Stephanie Morris	10/8/1999		600		3	*
A	Stephen Morris	7/22/1999		2,000		3.50
A	Stephen Morris	9/15/1999		50,000	O	1.75		9/15/2000
A	Stephen Morris	10/27/1999		2,333		3.00
A	Stephen Morris	1/3/2000		15,000	O	1.88		1/3/2001
A	Stephen Morris	4/27/2000		1,000	*	1.50
A	Xenia & Stephen Morris	8/1/2000		13,800		1.25
A	Xenia & Stephen Morris	8/3/2000		13,100		1.25
A	Stephen Morris	8/29/2000		1,455		1.25	*
A	Stephen Morris	9/30/2000		3,048		1.00	*
A	Stephen Morris	11/2/2000		12,000		0.75
A	Stephen Morris	11/14/2000		5,000		0.69
A	Stephen Morris	11/15/2000		22,200		0.60	*
A	Stephen Morris	11/15/2000		1,000		0.59
A	Stephen Morris	11/15/2000		5,000		0.69
A	Stephen Morris	11/16/2000		5,000		0.81
A	Stephen Morris	11/16/2000		3,000		0.75
A	Stephen Morris	11/22/2000		500		0.81
A	Stephen Morris	11/28/2000		5,000		0.68
A	Stephen Morris	12/1/2000		5,000		0.63
A	Stephen Morris	12/5/2000		300		0.63
A	Xenia & Stephen Morris	12/8/2000		10,000		0.63
A	Xenia & Stephen Morris	12/11/2000		500		0.56
A	Xenia & Stephen Morris	12/11/2000		1,700		0.63
A	Xenia & Stephen Morris	12/11/2000		10,000		0.63
A	Xenia & Stephen Morris	12/12/2000		1,400		0.63
A	Xenia & Stephen Morris	12/13/2000		2,500		0.75
A	Xenia & Stephen Morris	12/13/2000		5,200		0.75
A	Xenia & Stephen Morris	12/19/2000		700		0.69
A	Xenia & Stephen Morris	12/22/2000		5,000		0.63
A	Xenia & Stephen Morris	12/22/2000		6,800		0.63
A	Xenia & Stephen Morris	12/27/2000		8,000		0.56
A	Xenia & Stephen Morris	12/27/2000		5,000		0.50
A	Xenia & Stephen Morris	12/28/2000		6,100		0.50
A	Xenia & Stephen Morris	12/28/2000		10,000		0.56
A	Xenia & Stephen Morris	12/29/2000		2,200		0.50
A	Stephen Morris	1/2/2001		15,000	O	0.62		1/2/2002
A	Stephen Morris	2/9/2001		8,000		0.63
A	Stephen Morris	4/5/2001		4,100		1.22
A	Stephen Morris	5/18/2001		4,286		0.70
A	Stephen Morris	8/30/2001		6,140		0.57
A	Stephen Morris	11/26/2001		3,922		0.51
A	Stephen Morris	1/2/2002		15,000	O	0.65		1/2/2003
A	Stephen Morris	2/6/2002		3,033		0.60
A	Stephen Morris	6/1/2002		4,430		0.60	*
A	Stephen Morris	8/20/2002		3,571		0.60	*
A	Stephen Morris	12/10/2002		2,817		0.60	*
A	Stephen Morris	1/2/2003		15,000	O	0.55		1/2/2004
A	Stephen Morris	3/31/2003		7,692		0.52
A	Stephen Morris	3/31/2003		3,572		0.56
A	Stephen Morris	3/31/2003		704		0.71
A	Stephen Morris	12/31/2003		2,333		0.75
A	Stephen Morris	12/31/2003		3,571		1.05
A	Stephen Morris	12/31/2003		208		2.40
A	Stephen Morris	1/2/2004		27,016		1.52		1/2/2005
A	Stephen Morris	1/3/2005		25,000	O	1.29		1/3/2006
T	Stephen Morris	1/8/2005		-1,429,798	T				Transfer to Xenia & Stephen Morris Ownership
T	Xenia & Stephen Morris	1/8/2005		1,429,798	T				Transfer From Morris to Xenia & Stephen Morris
T	Xenia Morris	1/8/2005	*	-35,800	*				Transfer from Xenia to Xenia & Stephen Morris
T	Xenia & Stephen Morris	1/8/2005		35,800					Transfer from Xenia to Xenia & Stephen Morris
A	Stephen Morris	6/14/2005		15,000	X	0.62
A	Stephen Morris	6/14/2005		15,000	X	0.65
A	Stephen Morris	6/14/2005		15,000	X	0.55
A	Stephen Morris	12/15/2005		133,333		0.75
A	Stephen Morris	12/15/2005		26,666	W	0.90		12/15/2005
A	Stephen Morris	6/29/2006		26,666	X	0.90

	O denotes issuance of options
	X denotes exercise of warrants or options
	W denotes Warrant
	* Denotes Estimate
	A Denotes Acquired Shares
	T denotes Transfer